July 17, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

GL Beyond Income Fund, File Nos. 333-177372 and 811-22616

Dear Sir/Madam:

On behalf of the GL Beyond Income Fund, a registered investment company, we hereby submit, via electronic filing, a Preliminary Information Statement (the “Statement”). The Statement is filed pursuant to Rule 14c-5 promulgated under the Securities Exchange Act of 1934.  The purpose of the Statement is to provide information to shareholders of the GL Beyond Income Fund regarding a change in fundamental investment policy that has been approved by a majority of shareholders by written consent.

 If you have any questions concerning this filing please contact Parker D. Bridgeport at 614-469-3238 or JoAnn M. Strasser at 614-469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

THOMPSON HINE LLP